Exhibit (a)(5)(N)

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is entered into as of January     , 2013, by and among Defendants Caribou Coffee Company, Inc. (“Caribou” or the “Company”); JAB Beech Inc. and Pine Merger Sub Inc. (together, “JAB”); the Company’s Board of Directors who are Michael J. Tattersfield, Gary A. Graves, Kip R. Caffey, Sarah Palisi Chapin, Philip H. Sanford, Charles H. Ogburn, Wallace B. Doolin (collectively, the “Board”) (Caribou or the Company, JAB and the Board are collectively referred to as the “Defendants”); and Plaintiffs Greentech Research LLC, James Randolph Richeson, Suketu Shah, Jay Schufman, Mary Arciero, Thomas McCormack, Delmar Bishop, and Ryan David Harrigill, (“Plaintiffs”) on behalf of themselves and as putative representatives of the absent members of the alleged class that the Plaintiffs purport to represent:

WHEREAS, on December 17, 2012, Caribou announced that, pursuant to a definitive merger agreement (“Merger Agreement”), Caribou agreed to be acquired by JAB for $16.00 per share in cash for each share of Caribou common stock through a cash tender offer to purchase all outstanding shares of Caribou followed by a merger in which the remaining shares will be canceled and coverted into a right to receive cash (the “Proposed Transaction”). The Form 8-K filed on December 17, 2012, with the Securities and Exchange Commission (“SEC”) is hereby incorporated herein by this reference together with all other publicly filed documents that relate to the Proposed Transaction;

WHEREAS, between December 18, 2012 and January 8, 2013, Plaintiffs, as shareholders of Caribou, filed various lawsuits in the Fourth Judicial District Court of Hennepin County, Minnesota (collectively referenced to as the “Litigation”) alleging, among other things, that Caribou and its Board of directors breached their fiduciary duties in connection with their consideration and approval of the Proposed Transaction and that JAB aided and abetted those alleged breaches of fiduciary duty;

WHEREAS, on December 21, 2012, JAB made an offer to purchase all shares of Caribou at a price of $16.00 on terms and conditions set forth in an Offer to Purchase that is publicly filed with the Securities and Exchange Commission (the “SEC”) as part of JAB’s Schedule TO (the “Tender Offer”);

WHEREAS, on December 21, 2012, Caribou filed a Solicitation and Recommendation Statement with the SEC on Schedule14D-9 (“14D-9”);

WHEREAS, on December 21, 2012, Chief Judge Abrams of the State Court entered an Order companioning the Litigation. The State Court’s Order is incorporated herein by this reference;

WHEREAS, between December 21, 2012 and December 27, 2012, Plaintiffs filed Motions to, inter alia, consolidate the cases, appoint a leadership structure and for expedited proceedings in connection with Plaintiffs’ efforts to preliminarily enjoin the Tender Offer;

WHEREAS, between December 27, 2012 and December 31, 2012, the parties in the Litigation conferred regarding consolidation, a leadership structure, expedited proceedings, and a confidentiality agreement, and then jointly presented Judge Meyer with agreed Orders on these issues;

WHEREAS, on December 31, 2012, Judge Meyer entered Orders, inter alia, consolidating Plaintiffs’ actions, appointing Plaintiff James Randolph Richeson as the Lead Plaintiff and Robbins Geller Rudman & Dowd LLP (“Robbins Geller”) as Lead Counsel and Reinhardt, Wendorf & Blanchfield as Liaison Counsel, setting forth a schedule regarding expedited proceedings, including a January 18, 2013 preliminary injunction hearing date, a list of documents to be produced by Defendants to Plaintiffs by January 4, 2013, and limiting plaintiffs to taking depositions of Defendants Gary A. Graves (Caribou’s Chairman) and Kip R. Caffey (Caribou Director) and a representative of Caribou’s financial advisor, Moelis & Company LLC (“Moelis”) prior to the hearing date. Judge Meyer’s Orders are incorporated herein by this reference;

WHEREAS, on or about January 4, 2013, Defendants produced documents to Plaintiffs pursuant to Judge Meyer’s Orders and a Confidentiality Agreement;

WHEREAS, on January 7, 2013, the parties began discussions regarding Plaintiffs’ demands for changes to the 14D-9 and to the Proposed Transaction, including shareholder dissenter rights in an effort to resolve the Litigation;

WHEREAS, on January 10, 2013, Plaintiffs filed their motion for preliminay injunction and supporting papers;

WHEREAS, on January 11, 2013, Plaintiffs took the deposition of John Collins of Moelis;

WHEREAS, Plaintiffs’ counsel and counsel for Defendants have engaged in arm’s-length negotiations concerning the terms and conditions of a potential resolution of the Litigation as set forth herein;

WHEREAS, following extensive, difficult and protracted negotiations between the parties, counsel for the parties have reached an agreement in principle providing for the settlement of the Litigation on the terms and conditions set forth below (the “Settlement”), which the parties hereto believe is in the best interests of the parties;

WHEREAS, all parties recognize the time and expense that would be incurred by further litigation, the uncertainties and risks inherent in such litigation, and that the interests of the parties would best be served by a settlement of the Litigation;

WHEREAS, Plaintiffs and Plaintiffs’ counsel have determined that the Settlement is fair, reasonable, adequate and in the best interest of the Settlement Class (as defined herein);

WHEREAS, each Defendant vigorously denies any and all wrongdoing or liability with respect to all claims, events, and transactions complained of in the Litigation. Each Defendant specifically denies that any Litigation Disclosure is required under any applicable rule, statute, regulation or law, including both federal and state law, or that the information disclosed in the document attached as Exhibit A is required to be disclosed under federal or state law. The Defendants, and each of them, believe that they have valid and good defenses to the causes of action that were or could have been brought in the Litigation. Defendants have entered into this Settlement and agreed to make Litigation Disclosures solely to (i) secure and in consideration of receiving the full and complete release contemplated by this MOU; (ii) avoid the substantial expense, burden, and risk of continued litigation; (iii) dispose of potentially burdensome and protracted litigation; and (iv) to obtain a full and final release discharge and dismissal, with prejudice of the claims asserted in the Litigation and bring the Litigation to a full and final resolution;

WHEREAS, each Defendant denies having committed any violation of law or breach of duty, including, but not limited to, breach of any duty to Caribou’s shareholders; and

WHEREAS, there has been no admission or finding of facts or adjudication of liability by or against any party, and nothing herein should be construed as such.

NOW THEREFORE, the parties to the Litigation have reached an agreement-in-principle providing for the dismissal, with prejudice, of the Litigation on the following terms and subject to the conditions set forth below:

1. In consideration for the settlement and dismissal, with prejudice, of the Litigation and for the releases provided herein, (a) Caribou will make additional disclosures (the “Litigation Disclosures”) related to the Proposed Transaction, to be included in an Amendment to the 14D-9 filed with the SEC on or before January 14, 2013, as specifically set forth in Exhibit A attached hereto; and (b) Defendants will provide dissenters’ rights modifications as follows: (i) Defendants will extend the period by which Caribou shareholders may demand payment under MBCA Section 302A.473, Subd. 4(b) from within 30 days after the notice is given pursuant to MCBA Section 302A.473, Subd. 4(a) to within 60 days of said notice,; and (ii) Defendants will waive all rights to seek attorneys’ fees in connection with a dissenters’ rights proceeding pursuant to the Minnesota dissenters’ rights statute, MBCA Section 302A.473, Subd. 8, from any Caribou shareholders who properly demand dissenters’ rights under Minnesota law; provided, however, that Defendants reserve all rights under any other applicable law or court rules. The parties will use their best efforts to agree upon and execute, as promptly as possible, a Stipulation of Settlement (the “Stipulation”) and such other documentation as may be required to effectuate the settlement set forth herein and to obtain final Court approval of the settlement and dismissal of the Litigation, with prejudice, upon the terms set forth herein. The Stipulation will, among other things, provide for the following:

(a) Certification of a non-opt-out class for settlement purposes (pursuant to Minnesota Rule of Civil Procedure 23.02(a) and (b)) of the Litigation consisting of all record holders and beneficial owners of Caribou common stock at any time during the period beginning on and including November 19, 2012 through and including the date of the filing of the Certificate of Merger pursuant to the Merger Agreement, including within the settlement class the legal representatives, heirs, successors in interest, transferees and assigns of all such foregoing holders and/or owners, immediate and remote, excluding the Defendants and any person, trust, corporation or other entity related to or affiliated with any of them and their successors in interest (the “Class”). In the event the settlement does not become final for any reason, Defendants reserve all right to oppose certification of any class in any future proceedings, and to fully litigate any such proceedings;

(b) Defendants acknowledge that the pendency and prosecution of the State Court Actions, the negotiations between Plaintiffs’ counsel and Defendants’ counsel, and the full and complete release and dismissal, with prejudice, of the Litigation, were the sole factors in the decision to make the Litigation Disclosures set forth in Exhibit A, to make the dissenters’ rights modifications and to enter into this Settlement;

(c) Inclusion of a release, provision for entry of a final judgment, the grant of a release and dismissal, with prejudice, discharging and releasing any and all claims, demands, rights, actions and causes of action (including any and all claims for costs, attorneys’ fees or expenses and including any and all claims arising under federal, state, local, statutory or common law or any other law, rule or regulation, including the law of any jurisdiction outside of the United States and including any and all claims under the Securities Act of 1933, the Securities Exchange Act of 1934 and any other provisions of the federal securities laws and any rule or regulation promulgated pursuant thereto), whether legal or equitable or any other kind, derivative or direct, known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, material or immaterial, matured or unmatured, which any of the Plaintiffs or any member of the Class ever had, now has or hereafter can, shall or may have arising from the acts, omissions or failures to act, whether directly, derivatively, representatively or in any other capacity against any of the Defendant Releasees by reason of, or arising out of, or relating to, or in connection, directly or indirectly, with: (i) the facts, matters, transactions, actions or conduct that were alleged or could have been alleged in the Litigation, (ii) the Proposed Transaction; (iii) the Merger Agreement; (iv) any other agreements, contracts, actions or approvals relating to the foregoing; (v) the negotiations relating to the foregoing; (vi) the Tender Offer; and (vii) the 14D-9, the Schedule TO or any other disclosures made in connection with any of the foregoing (the “Released Claims”); provided, however, that the Released Claims shall not include any properly perfected claims for dissenters’ rights pursuant to the MBCA or claims to enforce the Settlement. The Defendant Releasees are defined as the Defendants in the Litigation and their past and present affiliates, parents, subsidiaries, general partners, limited partnership partners and partnerships; their respective present and former officers, directors, employees, agents, attorneys, legal counsel, advisors, insurers, accountants, trustees, members, managers, financial advisors, commercial bank lenders, persons who provided opinions relating to the Proposed Transaction, investment bankers, associates, and representatives; and their respective heirs, executors, personal representatives, estates, administrators, successors and assigns;

(d) The inclusion of statements: (i) the release contemplated by the Stipulation shall extend to claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties’ decision to enter into the release, (ii) the Releasing Parties shall be deemed to relinquish, to the extent it is applicable, and to the full extent permitted by law, the provisions, rights and benefits of §1542 of the California Civil Code, and (iii) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542;

(e) Defendants release all claims against Plaintiffs, members of the Class, and their counsel arising out of or relating to the institution, prosecution, and resolution of the Actions;

(f) The parties agree that throughout the course of the Litigation all parties and their counsel complied with the provisions of Rule 11 of the Minnesota Rules of Civil Proceedure. The parties agree to negotiate in good faith and to attempt to agree upon an award of attorneys fees and expenses that will be paid to Plaintiffs and Plaintiffs’ counsel upon approval by the State Court. If the parties cannot agree on such amount, Plaintiffs and Plaintiffs’ counsel intend to petition the State Court for an award of attorneys’ fees and expenses, inclusive of costs, disbursements, and expert and consultant fees. Defendants reserve their right to oppose the application for attorneys’ fees and expenses. Resolution of the petition for an award of attorneys’ fees and expenses shall not be a precondition to this Settlement or the dismissal, with prejudice, of the Litigation. The refusal of the State Court to approve a request for attorneys’ fees in whole or in part shall have no impact on the effectiveness of the settlement set forth in the Stipulation. Plaintiffs and Plaintiffs’ Counsel expressly reserve their right to seek an award of attorneys’ fees and costs if the parties do not consummate the Proposed Transaction or if the Settlement is not approved by the Court, which Defendants may oppose;

(g) Inclusion of a representation by Plaintiffs’ Counsel that none of Plaintiffs’ claims or causes of action referred to in the Stipulation has been assigned, encumbered or otherwise transferred;

(h) The Settlement being conditioned upon the fulfillment of each of the following:

(i) The consummation of the Proposed Transaction substantially in accordance with the terms and conditions set out in the Merger Agreement;

(ii) Certification of the Class by the Court;

(iii) The dismissal, with prejudice, of the Litigation without the award of any damages, costs, fees or the grant of any further relief except for the payments contemplated by this Settlement;

(iv) The entry of a final judgment in the Litigation approving the Settlement and providing for the dismissal, with prejudice, of the Litigation and approving the grant of a release by the Class to the Defendants and the Defendants’ Affiliates of the Released Claims;

(v) The inclusion in the final judgment of a provision enjoining all members of the Class from asserting any of the Released Claims;

(vi) Such final judgment and dismissal of the Actions being finally affirmed on appeal or such final judgment and dismissal not being subject to appeal (or further appeal) by lapse of time or otherwise;

(vii) All Defendants shall have the waivable right to withdraw from the Settlement in the event that (a) any court enjoins or otherwise precludes the Proposed Transaction, or (b) any claim related to the Released Claims that has been or is commenced or prosecuted against any of the Defendants in any court before final approval of the Settlement is not dismissed with prejudice or stayed in contemplation of dismissal with prejudice (following a motion by Defendants); and

(viii) Plaintiffs’ completion of additional discovery as set forth in ¶4, below;

(ix) Plaintiffs or Defendants may terminate the Settlement in the event that the Company engages in discussions regarding an Acquisition Proposal (as defined in the Merger Agreement) made by a person other than JAB in accordance with the terms of Section 6.2(a) of the Merger Agreement; provided that such termination of the Settlement must be made within 24 hours of the terminating party’s receipt of notice of said Acquisition Proposal;

(x) Plaintiffs or Defendants may terminate the Settlement in the event that, prior to the closing of the Tender Offer, Institutional Shareholder Service, Inc. (“ISS”) makes a public announcement recommending that shareholder of Caribou not tender their share in the Tender Offer; provided that such termination of the Settlement must be made within 24 hours of the ISS announcement;

(xi) Plaintiffs or Defendants may terminate the Settlement in the event that JAB increases the price offered in the Tender Offer or the Tender Offer is not consummated in accordance with its terms, provided that such termination of the Settlement must be made within 24 hours of the public announcement of the price increase or the withdrawal of the Tender Offer. JAB may extend the time period for the closing of the Tender Offer for any reason in accordance with the terms of the Merger Agreement without terminating the Settlement;

(i) The parties’ obligation to use their best efforts to obtain Court approval of the Settlement and a dismissal with prejudice of the Actions;

(j) The requirement that the parties to the Litigation present the Settlement to the Court for hearing and preliminary approval as soon as practicable and, following appropriate notice to members of the Class, use their best efforts to obtain final Court approval of the settlement;

(k) The requirement that the Company. or its successors, shall cause a dissemination of notice of the Settlement to members of the Class in accordance with Minnesota law and shall pay all costs and expenses incurred in providing such notice to the members of the Class, regardless of whether the Settlement is approved;

(l) Such other terms and conditions not inconsistent with the foregoing that are customary for the settlement of actions of this type;

2. The Stipulation shall also include statements that: (i) each Defendant denies that he, she or it committed any violations of law or otherwise acted in an improper manner or that any failure to act was improper and the Defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the risk, burden and expense of further litigation, would fully and finally resolve all Released Claims, permit the Merger Agreement to be consummated without the risk of injunctive relief or delay; and (ii) the Class does not concede any lack of merit in its claims, but believes the Settlement is in the best interests of the Class;

3. The consummation of the Settlement is subject to the completion by Plaintiffs and Plaintiffs’ Counsel of appropriate additional discovery of relevant, nonprivileged information in the Action, as agreed by the parties, sufficient to satisfy Plaintiffs’ Counsel that the proposed Settlement is fair and reasonable, and counsel for the parties will use good faith efforts to agree upon the scope of such discovery which, without intervention of the Court or further agreement of the parties, shall be limited to the depositions of Gary A. Graves, Kip R. Caffey, and Michael J. Tattersfield, documents concerning discussions between Caribou’s representatives and representatives of Peet’s Coffee & Tea Inc. regarding a potential business combination, documents concerning discussions between Moelis and the potential suitors described on the second full paragraph of page 10 of the 14D-9, and documents concerning the plans, models, and scenarios described on bates CBOU 00008. In the event that, after such discovery is completed, Plaintiffs’ counsel has made a good faith determination that further discovery is necessary to evaluate the fairness of the Settlement, Plaintiffs may request additional confirmatory discovery or, if the parties cannot agree on the scope of such additional confirmatory discovery, may seek a judicial determination on the scope of additional confirmatory discovery. Such discovery will be conducted pursuant to the confidentiality agreement on file in the Actions.

4. This MOU shall be null and void and of no force and effect if Plaintiffs’ counsel in the Litigation determines, following completion of the discovery referenced above, that the Settlement is not fair and reasonable. Further, this MOU shall be of no further force or effect upon the execution of a Stipulation of Settlement, which shall supersede the terms of this MOU. This MOU and the Stipulation of Settlement shall not be admissible in evidence except to enforce their terms. Under no circumstances may the Litigation Disclosures be used for any purpose other than to settle the Litigation or to seek attorneys fees from the court in this Litigation. The Litigation Disclosures do not constitute admissions against the interests of the Defendants and each of them; do not constitute any additional disclosures that should have been made at any time; and may not be used proffered or offered, or received into evidence in any judicial, quasi-judicial, regulatory or self-regulatory proceeding involving any of these Defendants.

5. Pending negotiation, execution, and final approval of the Settlement by the Court, counsel to the parties in the Litigation agree to stay the Litigation, not to initiate any proceedings other than those incident to effecting the Settlement itself, and not to seek any interim relief in favor of any member of the Class. The parties also agree to use their best efforts to prevent, stay, or seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this MOU that challenges the Settlement, the Proposed Transaction, the Merger Agreement, any transactions contemplated thereby, or otherwise involves, directly or indirectly, any of the Released Claims.

6. Plaintiffs represent that as of December 17, 2012, and continuously since then, they have been holders of Caribou common stock, and Plaintiffs shall provide confirmation of that fact if requested by Defendants prior to signing the Stipulation. Plaintiffs and Plaintiffs’ counsel represent and warrant that none of Plaintiffs’ claims referenced in this MOU or that could have been alleged in the Litigation have been assigned, encumbered or in any manner transferred in whole and in part;

7. This MOU may be executed in counterparts by any of the signatories hereto, including by telecopier, and as so executed, shall constitute one MOU;

8. This MOU and the Settlement contemplated by it shall be governed by, construed in, and performed under the laws of the State of Minnesota without regard to Minnesota’s conflict of law rules;

9.	This MOU may be modified or amended only by a writing signed by the signatories hereto;

10. This MOU shall be binding upon and inure to the benefit of the clients of the undersigned which clients are parties to this MOU, and their respective agents, executors, heirs, successors, affiliates and assigns;

11. In accordance with the Merger Agreement, JAB provides its consent to Caribou to settle the Actions on the terms and conditions described in the MOU;

12. If any action barred by the releases contemplated by this Settlement is commenced against any of the parties to this MOU in any court prior to this Settlement being fully approved by the Court and, if any such party’s motion to dismiss such action is not granted or if any such party’s motion to stay such action is not granted in contemplation of dismissal after approval of the settlement contemplated hereby, any party to this MOU may at his, her or its sole option, prior to the Settlement Hearing, withdraw from the Settlement. The Settlement shall remain binding as to the remaining parties hereto.

13. Plaintiffs agree to dismiss with prejudice the motion for preliminary injunction and vacate the hearing.

Dated: January 14th, 2013.

REINHARDT WENDORF & BLANCHFIELD

Garrett D. Blanchfield, Jr. (#209855)

E-1250 First National Bank Bldg.

332 Minnesota Street

St. Paul, MN 55101

(651) 287-2100

ROBBINS GELLER RUDMAN & DOWD LLP

By /s/ Cullin A. O’Brien

Stuart A. Davidson

Cullin A. O’Brien

Mark J. Dearman

Christopher C. Martins

120 East Palmetto Park Road, Suite 500

Boca Raton, FL 33432

(561) 750-3000 (phone)

(561) 750-3364 (fax)

LEAD PLAINTIFF’S COUNSEL ON BEHALF
OF ALL PLAINTIFFS

Dated: January 14th, 2013.	BRIGGS AND MORGAN, P.A.

	By	/s/ Frank A. Taylor
Frank A. Taylor (#0206155) Patrick S. Williams (#0196502) Maren F. Grier (#0390221) Christine J. Kim (#0390971)

2200 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

(612) 977-8400

ATTORNEYS FOR DEFENDANTS

CARIBOU COFFEE COMPANY, INC.

MICHAEL J. TATTERSFIELD

GARY A. GRAVES

CHARLES H. OGBURN

KIP R. CAFFEY

WALLACE B. DOOLIN

SARAH PALISI CHAPIN AND

PHILIP H. SANFORD

Dated: January , 2013.

GASKINS BENNETT BIRRELL SCHUPP LLP

Steve W. Gaskins (#            )

333 South Seventh street

Suite 2900

Minneapolis, MN 55402

(612) 333-9500

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

By /s/ Paul J. Lockwood

 Paul J. Lockwood

One Rodney Square

920 North King Street

Wilmington, DE 19801

(302) 651-3000

ATTORNEYS FOR DEFENDANTS

JAB BEECH, INC. AND

PINE MERGER SUB, INC.

Exhibit A

These non-GAAP measures as calculated by the Company are not necessarily comparable to similarly titled measures used by other companies, are not equal to GAAP measures including net income or cash flows from operating activities as defined by GAAP, are not necessarily indicative of cash available to fund cash flow needs, and should not be considered an alternative to net income, operating income, cash flows from operating activities or the Company's other financial information as determined under GAAP.

The following disclosures present the most directly comparable financial measures calculated and presented in accordance with GAAP, tabular non-GAAP reconciliations, why management believes the non-GAAP financial measures are useful to investors and the uses management makes of the non-GAAP financial measures.

	2012F(1)	2013P(2)	2014P(2)	2015P(2)	2016P(2)
			(In millions)		
Net income attributable to Caribou Coffee Company, Inc.	$ 9.6	$ 11.4	$ 14.7	$ 17.6	$ 19.7
Interest expense	0.1	0.2	0.3	0.3	0.3
Interest income	-	-	-	-	-
Depreciation and amortization(3)	12.2	12.4	12.0	12.4	14.3
Provision for income taxes(4)	6.4	7.6	9.6	11.4	12.8
EBITDA	28.3	31.6	36.6	41.7	47.1
General and administrative expenses(5)	31.4	34.3	36.0	37.4	39.5
Depreciation and amortization(6)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Net income attributable to non-controlling interest	0.4	0.4	0.6	0.6	0.6
Segment cash flow	$ 58.1	64.3	71.2	77.7	85.2

(1) Forecast. Excludes estimate of $5 million non-recurring inventory loss related to Hurricane Sandy.
(2) Projected.
(3) Includes depreciation and amortization associated with the headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on the statement of operations.
(4) Represents a blended federal and state tax rate of 40%.
(5) Includes stock compensation expense of $2.0 million for each of the years presented.
(6) Includes depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs.

2012F(1)	2013P(2)	2014P(2)	2015P(2)	2016P(2)
		(In millions)		

CONFIDENTIAL
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